SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of October 2019

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                .)

EXHIBITS

Exhibit		Page
Number		Number

1.1	Announcement in relation to key financial and performance indicators for the first three quarters of 2019, dated October 28, 2019	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•

any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

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•	tariff or network speed policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the MIIT;

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any inspections by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: October 28, 2019	By:	/s/ Ke Ruiwen
	Name:	Ke Ruiwen
	Title:	Chairman, Chief Executive Officer, President and Chief Operating Officer

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Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

KEY FINANCIAL AND PERFORMANCE INDICATORS

FOR THE FIRST THREE QUARTERS OF 2019

The unaudited financial data of the Group for the first three quarters of 2019

•	Operating revenues were RMB282,826 million, of which service revenues were RMB271,484 million, representing an increase of 2.5% over the same period of last year

•	EBITDA was RMB91,973 million, representing an increase of 13.8% over the same period of last year

•

Profit attributable to equity holders of the Company was RMB18,389 million, representing a decrease of 3.4% over the same period of last year and an increase of 2.5% over the same period of last year excluding a one-off gain from China Tower’s listing in the third quarter of 2018

In order to further enhance the transparency of the Group and to enable shareholders, investors and the general public to better appraise the operational performance of the Group, the board of directors (the “Board”) of China Telecom Corporation Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key financial and performance indicators of the Group for the first three quarters of 2019.

Financial Data (Extracted from financial records prepared in accordance with International Financial Reporting Standards)

	For the period from 1 January 2019 to 30 September 2019	For the period from 1 January 2018 to 30 September 2018	Increase / (Decrease)
	(RMB million)	(RMB million)
Operating revenues	282,826	284,971	(0.8%)

of which: Service revenues[1]	271,484	264,934	2.5%

Operating expenses
Depreciation and amortisation	(65,276)	(55,459)	17.7%
Network operations and support	(76,240)	(81,800)	(6.8%)
Selling, general and administrative	(43,036)	(43,128)	(0.2%)
Personnel expenses	(51,319)	(49,788)	3.1%
Other operating expenses	(20,258)	(29,436)	(31.2%)

Total operating expenses	(256,129)	(259,611)	(1.3%)

Operating profit	26,697	25,360	5.3%

Net finance costs	(2,929)	(2,107)	39.0%
Investment income and income from investments in associates	964	1,923	(49.9%)

Profit before taxation	24,732	25,176	(1.8%)
Income tax	(6,150)	(6,045)	1.7%

Profit for the first three quarters	18,582	19,131	(2.9%)

Profit attributable to:
Equity holders of the Company	18,389	19,034	(3.4%)
Non-controlling interests	193	97	99.0%

	As at 30 September 2019	As at 31 December 2018
	(RMB million)	(RMB million)
Total Assets	711,151	663,382	7.2%
Total Liabilities	(358,040)	(319,283)	12.1%

Total Equity	353,111	344,099	2.6%

1.

Service revenues were calculated based on operating revenues minus sales of mobile terminals (first three quarters of 2019: RMB7,258 million; first three quarters of 2018: RMB15,380 million), sales of wireline equipment and other non-service revenues (first three quarters of 2019: total RMB4,084 million; first three quarters of 2018: total RMB4,657 million).

Business Data

	As at 30 September 2019/ For the period from 1 January 2019 to 30 September 2019	As at 30 September 2018/ For the period from 1 January 2018 to 30 September 2018
Mobile Subscribers (Million)	330.43	294.03
of which 4G Users (Million)	275.37	230.45
Net Add of Mobile Subscribers (Million)	27.43	44.07
of which Net Add of 4G Users (Million)	32.94	48.41
Handset Data Traffic (kTB)[2]	17,368.9	9,414.8
Mobile Voice Usage (Billion Minutes)	618.57	617.73
Wireline Broadband Subscribers (Million)	152.66	143.84
Net Add of Wireline Broadband Subscribers (Million)	6.87	10.31
Access Lines in Service (Million)	112.24	118.27
Net Increase/(Decrease) of Access Lines in Service (Million)	(4.24)	(3.53)
Wireline Local Voice Usage (Billion Pulses)	42.90	46.19
Wireline Long Distance Usage (Billion Minutes)	8.01	10.11

For the first three quarters of 2019, the Group actively capitalised on the opportunities arising from the upgrade of information consumption and adhered to new development principles. With customer-oriented focus coupled with reinforcement of value-driven approach and deepened reform and innovation, the Group expedited the promotion of 5G scale commercialisation, effectively responding to the challenges of saturated traditional businesses and intensified diverse competition in emerging areas to persistently promote high-quality scale development. As of the end of September, the number of mobile subscribers reached 330 million, representing a net addition of 27.43 million, of which the number of 4G users reached 275 million, representing a net addition of 32.94 million. The handset data traffic2 increased by 84.5% over the same period of last year. The monthly average DOU per 4G user reached 7.6GB and maintained rapid growth while the reduction of the average mobile service revenue per user per month (ARPU) was narrowed compared with that of the first half of this year. Wireline broadband subscribers reached approximately 153 million, representing a net addition of 6.87 million. The decline of the broadband access revenue slightly slowed down compared with that of the first half of this year. Smart Family products service portfolio was gradually built, which formed a continuous driving force of the broadband blended ARPU3. The Group comprehensively promoted “Cloudification”4 and deeply developed customers’ new informatisation demand with cloud-network integration and IoT-cloud integration. Cloud services maintained rapid growth which led the vigorous development of DICT5 and IoT businesses.

2.	Handset data traffic represents the data traffic generated from 3G and 4G handset internet access.

3.	Broadband blended ARPU was calculated based on the sum of monthly average revenues from Smart Family and broadband access divided by the number of average broadband subscribers.

4.	Cloudification refers to the comprehensive upgrade of service and network to cloud in terms of infrastructure, products service capabilities and sales mode, with a focus on cloud computing.

5.	DICT is the converged smart application service integrating three technologies, namely communications technology, information technology and cloud & Big Data technology.

In accordance with the requirements of International Financial Reporting Standards (“IFRSs”), the Group has implemented IFRS 16, “Leases” (“New Lease Standard”) since 1 January 2019. The Group has selected the modified retrospective approach for the application of the New Lease Standard and recognised the cumulative effect of initial application to opening reserves without restating comparative information. The adoption of the New Lease Standard caused certain arrangements originally regarded as operating leases to be recognised in the consolidated statement of financial position, which correspondingly increased the assets and liabilities of the Group and the asset-to-liability ratio. Meanwhile, the cost structure has undergone relatively large changes. Certain expenditures originally recorded as lease charges were classified into depreciation and amortisation expenses of the right-of-use assets and finance costs. The implementation of the New Lease Standard has certain impact on the Group’s profit in the early stage, but the total profit throughout the entire lease period remains unchanged.

For the first three quarters of 2019, the operating results of the Group maintained steady growth. The operating revenues were RMB282,826 million, of which the service revenues were RMB271,484 million, representing an increase of 2.5% over the same period of last year. The operating expenses decreased by 1.3% over the same period of last year, of which the depreciation and amortisation expenses increased by 17.7% over the same period of last year. If excluding the impact of the New Lease Standard, the growth rate in depreciation and amortisation expenses was in line with the growth rate in service revenues. The network operations and support expenses decreased by 6.8% over the same period of last year. If excluding the impact of the New Lease Standard, the network operations and support expenses increased while the growth rate decreased compared to the same period of last year. The selling, general and administrative expenses decreased by 0.2% over the same period of last year which was mainly due to the Group’s continuous optimisation in sales and marketing management to enhance the efficiency of sales initiatives and resources. The personnel expenses increased by 3.1% over the same period of last year which was mainly attributable to the increased incentives tilted towards frontline employees and emerging businesses and technical talents. Other operating expenses decreased by 31.2% over the same period of last year which was mainly due to the increase in mobile terminals sold through open channels. During the period, the net finance costs increased by 39.0% over the same period of last year. If excluding the impact of the New Lease Standard, the net finance costs reduced compared to the same period of last year. The investment income and income from investments in associates decreased by 49.9% over the same period of last year as a one-off share dilution gain from the listing of China Tower Corporation Limited (“China Tower”) was included in last year’s comparable period. The profit attributable to equity holders of the Company was RMB18,389 million, representing a decrease of 3.4% over the same period of last year. If excluding the one-off gain from China Tower’s listing in the third quarter of 2018, the profit attributable to equity holders of the Company increased by 2.5% over the same period of last year. EBITDA6 was RMB91,973 million, representing an increase of 13.8% over the same period of last year. EBITDA margin7 was 33.9%.

6.	EBITDA was calculated based on operating revenues minus operating expenses plus depreciation and amortisation.

7.	EBITDA margin was calculated based on EBITDA divided by service revenues.

The Company is now commencing the cooperation on 5G network co-build and co-share with China United Network Communications Corporation Limited. The Company believes that the cooperation is beneficial to the efficient construction of 5G network and to reduce network construction and maintenance costs while enhancing efficiency in network and assets operation, which enables us to rapidly create 5G service capability and strengthen network quality and business experience so as to achieve a win-win situation for both parties. The Company will continue to adhere to the open cooperative approach and launch 5G service as soon as practicable, endeavouring to promote high-quality scale development with high-quality 5G as the driving force and continuously create new value for shareholders.

The Board wishes to remind investors that the above financial and business data are based on the Group’s unaudited management accounts. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board China Telecom Corporation Limited Ke Ruiwen Chairman, Chief Executive Officer, President and Chief Operating Officer

Beijing, China, 28 October 2019

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Ke Ruiwen (as the chairman, chief executive officer, president and chief operating officer); Mr. Gao Tongqing, Mr. Chen Zhongyue, Mr. Liu Guiqing, Madam Zhu Min (as the chief financial officer) and Mr. Wang Guoquan (all as the executive vice presidents); Mr. Chen Shengguang (as the non-executive director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason (all as the independent non-executive directors).